FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


                            For the Month of May 2003

                         Commission File Number: 0-16350

                                  WPP GROUP PLC
          -------------------------------------------------------------
                 (Translation of registrant's name into English)

                     27 Farm Street, London W1J 5RJ England
         --------------------------------------------------------------
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F        X              Form 40-F
                                ---                             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                           No      X
                                ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                Description
-----------                -----------
99.1                       Press Release dated May 29, 2003 delivered to the
                            London Stock Exchange.

                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.


                                         WPP GROUP PLC
                                         (Registrant)


Date:   May 29, 2003                     By:     /s/ Paul Richardson
                                                 -------------------
                                                 Paul Richardson
                                                 Group Finance Director


                                      -3-